================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)


Common Stock, with no par value                              449294206
(Title of class of securities)                             (CUSIP number)


                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000


                                February 19, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 33 pages)

================================================================================


77968.0003

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Travis Street Partners, LLC
               SS OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                             76-0657668
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             1,158,300
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               00
               ------------------------------------------------------------------------------------------------------





                                       2

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Timothy J. Gollin
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                               ###-##-####
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        PF, OO
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             1,158,300
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               ------------------------------------------------------------------------------------------------------




                                       3

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Christopher N. O'Sullivan
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                          ###-##-####
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        PF, OO
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             1,158,300
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       1,158,300
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             1,158,300
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               ------------------------------------------------------------------------------------------------------





                                       4

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Master Fund, L,.P.
               OF ABOVE PERSON                                                          52-2294219
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               PN
               ------------------------------------------------------------------------------------------------------






                                       5

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, L.P.
               OF ABOVE PERSON                                                          98-0167993
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               PN
               ------------------------------------------------------------------------------------------------------





                                       6

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, Ltd.
               OF ABOVE PERSON
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               CO
               ------------------------------------------------------------------------------------------------------





                                       7

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                Global Undervalued Securities
               S.S. OR I.R.S. IDENTIFICATION NO.                                       Fund, (QP), L.P.
               OF ABOVE PERSON                                                          52-2294217
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        WC
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               PN
               ------------------------------------------------------------------------------------------------------






                                       8

               ------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners LDC
      1        S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                          52-2294216
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               CO
               ------------------------------------------------------------------------------------------------------






                                       9

               ------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSON                                      Kleinheinz Capital Partners, Inc.
      1        S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                          75-2633745
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Cayman Islands
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               CO
               ------------------------------------------------------------------------------------------------------






                                       10

               ------------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                        John B. Kleinheinz
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                                    ###-##-####
               ------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               ------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               ------------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               ------------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               ------------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               ------------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               ------------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               ------------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               ------------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               ------------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               ------------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               ------------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               ------------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               ------------------------------------------------------------------------------------------------------






                                       11

               -----------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSON                                                     J. Kenneth Phillips
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON                                                                    ###-##-####
               -----------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                     (b)    [_]
               -----------------------------------------------------------------------------------------------------

      3        SEC USE ONLY
               -----------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS:                                                        AF
               -----------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
               -----------------------------------------------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
               -----------------------------------------------------------------------------------------------------

  NUMBER OF              7         SOLE VOTING POWER:                                  0
    SHARES
               -----------------------------------------------------------------------------------------------------

 BENEFICIALLY            8         SHARED VOTING POWER                             481,000
   OWNED BY
               -----------------------------------------------------------------------------------------------------

     EACH                9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
               -----------------------------------------------------------------------------------------------------

 PERSON WITH             10        SHARED DISPOSITIVE POWER:                       481,000
               -----------------------------------------------------------------------------------------------------

      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:             481,000
               -----------------------------------------------------------------------------------------------------

      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                       [_]
               -----------------------------------------------------------------------------------------------------

      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   2.12%
               -----------------------------------------------------------------------------------------------------

      14       TYPE OF REPORTING PERSON:                                               IN
               -----------------------------------------------------------------------------------------------------


           This Amendment No. 5 ("Amendment No. 5") amends the Statement on
Schedule 13D filed on December 29, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on January 12, 2001, by Amendment No. 2 filed on January 22, 2001, by Amendment No. 3 filed on February 1, 2001 and Amendment No. 4 filed on February 9, 2001 (as amended, the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin"), Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin, the "TSP Managers"; and together with Gollin and TSP, the "TSP Reporting Persons"), Global Undervalued Securities Master Fund, L.P. ("Global"), Global Undervalued Securities Fund, L.P. ("Global L.P."), Global Undervalued Securities Fund, Ltd. ("Global Ltd."), Global Undervalued Securities Fund (QP), L.P. ("Global QP"), Kleinheinz Capital Partners LDC ("KC LDC"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KC Inc."), John B. Kleinheinz ("Kleinheinz") and J. Kenneth Phillips (individually "Phillips"; together with Global, Global L.P., Global Ltd., Global QP, KC LDC, KC Inc. and Kleinheinz, the "Global Reporting Persons" ; and the Global Reporting Persons, together with the TSP Reporting Persons the "Reporting Persons").

           Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.

ITEM 2.    IDENTITY AND BACKGROUND

           The first, second and third paragraphs of Item 2 of the Original
Schedule 13D are amended and restated to read in their entirety as follows:

           This statement is being filed by and on behalf of Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin"), Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin, the "TSP Managers"; and, together with Gollin and TSP, the "TSP Reporting Persons"), Global Undervalued Securities Master Fund, L.P. ("Global"), Global Undervalued Securities Fund, L.P. ("Global L.P."), Global Undervalued Securities Fund, Ltd. ("Global Ltd."), Global Undervalued Securities Fund (QP), L.P. ("Global QP"), Kleinheinz Capital Partners LDC ("KC LDC"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KC Inc."), John B. Kleinheinz ("Kleinheinz") and J. Kenneth Phillips (individually "Phillips"; together with Global, Global L.P., Global Ltd., Global QP, KC LDC, KC Inc. and Kleinheinz, the "Global Reporting Persons" ; and the Global Reporting Persons together with the TSP Reporting Persons, the "Reporting Persons"). TSP is a Texas limited liability company, the managers of which are the TSP Managers. The principal business of TSP is the making, holding and disposing of investments, including securities of the Company. The present principal occupation of Gollin is private investments. The present principal occupation of O'Sullivan is President and CEO of O'Sullivan Oil & Gas Company, Inc. Global is a Cayman Islands exempted limited partnership. Global L.P. is a Cayman Islands exempted limited partnership. Global Ltd. is a Cayman Islands exempted company. Global QP is a Cayman Islands exempted limited partnership. KC LDC is a Cayman Islands exempted limited duration company. KC Inc. is a Texas corporation. The principal business of each of Global, Global L.P., Global, Ltd., Global QP and KC LDC is the making, holding and disposing of investments, including, securities of the Company. The principal business of KC Inc. is directing the investments of Global. The principal occupation of Kleinheinz is President and CEO of KC Inc. The principal occupation of Phillips is Chief

Financial Officer of KC Inc. During the last five years, none of the Reporting Persons has (a) been convicted in a criminal proceeding or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           The business address of each of the TSP Reporting Persons is Bank One Center, 910 Travis Street, Suite 2150, Houston, Texas 77002. The business address of each of the Global Reporting Persons is c/o Kleinheinz Capital Partners, Inc., 201 Main Street, Suite 2001, Fort Worth, Texas 76102.

           Each of the TSP Managers, Kleinheinz and Phillips is a citizen of the United States.

           Except as indicated above, the information set forth in Item 2 of the
Schedule 13D remains unchanged.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR  OTHER CONSIDERATION

           The following paragraph is added to Item 3 of the Schedule 13D:

           The aggregate amount of funds required to purchase the aggregate of 481,000 Shares owned by Global was $911,114, including brokerage commissions. All funds used to purchase Shares owned by Global were obtained from the working capital of Global.

           Except as indicated above, the information set forth in Item 3 of the
Schedule 13D remains unchanged.

ITEM 4.    PURPOSE OF THE TRANSACTION

           Item 4 of the Schedule 13D is amended by inserting the following after the first paragraph of the Original Schedule 13D:

           Commencing on December 14, 2000, Global purchased Shares, believing that the Shares were undervalued in comparison to the Company's underlying asset values and represented a favorable investment opportunity. Global believes that a sale of the Company is the optimal way to maximize shareholder value and can best be advocated by electing independent directors to the ICO Board.

           Item 4 of the Schedule 13D is further amended by amending and restating the third paragraph of the Original Schedule 13D in its entirety to read as follows:

           On December 20, 2000, O'Sullivan and Gollin, in their capacity as TSP Managers, met with Dr. Asher O. Pacholder, Chairman of the Board and Chief Financial Officer of the Company, and Dr. Sylvia A. Pacholder, Chief Executive Officer, President and Secretary of the Company (collectively, the "Company Representatives"), to discuss, in general, the Company's businesses and operations. At such meeting, the TSP Managers explained their belief that the Shares are undervalued and that there was an opportunity to increase shareholder value, most likely through a sale of the Company. The TSP Managers further explained that TSP is an interested buyer of the Company's oilfield services business, its plastics business or the whole company. The Company Representatives assured the TSP Managers that any offer would receive the full consideration of the ICO Board.

           Item 4 of the Schedule 13D is further amended by the addition of a letter, telecopied by TSP to the Board of Directors of ICO on February 19, 2001, that read as follows:



TRAVIS STREET PARTNERS, LLC                                  910 TRAVIS STREET
                                                                    SUITE 2150
                                                          HOUSTON, TEXAS 77002
                                                              FAX 713 759 2040
                                                              TEL 713 759 2030
                                                  WWW.TRAVISSTREETPARTNERS.COM

VIA COURIER AND VIA FAX
-----------------------

February 19, 2001

Board of Directors
ICO Inc.
11490 Westheimer
Suite 1000
Houston, TX 77077

Re:        Modification to our proposal to acquire ICO Inc.

Ladies and Gentlemen:

As you are aware, Travis Street Partners, LLC ("TSP") is prepared to make an offer to acquire ICO Inc. for cash subject to the terms and conditions specified in our letter dated December 20, 2000 as modified by our letter dated February 1, 2001 (as modified, the "Existing Proposal Letter"). Your chairman, Dr. Asher "Al" O. Pacholder, has refused to address the financial merits of our proposal or to enter into meaningful dialogue relating to the proposal.

On February 9, 2001, ICO announced earnings which we can only characterize as profoundly disappointing. EBITDA fell 20% from the prior quarter and cash reserves dropped by $8 million. According to our analysis, even the oilfield services business, on which so many of the company's hopes ride, was flat compared to the prior quarter, despite improving secular conditions in its market segment. Meanwhile, gross margin in the plastics business tumbled nearly 25% in comparison to the year earlier quarter, and the company once again lost money for its common shareholders. Yet ICO's press release asserted that the Company's results were "strongly improved". How can this be?

Dr. Pacholder seems to unable or unwilling to admit the profundity of ICO's problems, which start with the 80% decline in market price since October 1997 but more specifically relate to fundamental problems such as:

         - the attrition of 80% of tangible net worth per share in the last five years;

         - the company's ballooning corporate SG&A costs (including management compensation expense for the Pacholders and their family); and

         - the deteriorating margins in the plastics business, which have tumbled from 24% only a few years ago to 17.4% in the most recent quarter.

Arresting the deterioration of the Company's financial condition and of shareholder value requires more than the engagement of an investment banking firm. It requires, we believe, the delineation of a strategy to the Company's customers, employees, creditors, and shareholders, followed by professional and competent execution. Over the years, Dr. Pacholder has failed to chart or execute a successful strategy. It is, therefore, time for new management and new governance at ICO.

We will not recite once again the litany of issues surrounding the governance of ICO which we have outlined in detail in our letters to Dr. Pacholder and to you, and in our preliminary proxy materials. Whether you came to this Board as a Pacholder nominee, relative, or friend, or as a Willoughby representative, in our opinion, you should take a hard look at what has taken place at ICO in the last several years, and you should consider carefully, in making each decision you may be called upon to make in the coming weeks, one and only criterion: whether the action you are being asked to approve is in the best interests of stockholders.

In view of the material adverse changes to ICO's financial condition reported in ICO's earnings report for ICO's first fiscal quarter, this letter further modifies the Existing Proposal Letter as follows:

1.       The Base Price is reduced to $2.65 per common share.

2. As you will appreciate, the Premium proposed in our Existing Proposal Letter is now "out of the money" because of the Company's failure to better its performance in the first fiscal quarter of 2001 from the fourth fiscal quarter of 2000. As an alternate means to maximizing shareholder value, we would propose to pay common shareholders a cash premium of $0.60 per share in addition to the Base Price, if the aggregate costs (including excise tax gross-up costs), if any, of terminating at closing the employment of all existing senior management do not exceed $1 million. The Board might, for example, enable shareholders to receive this premium above the Base Price by requesting such members of senior management to consensually waive a portion of the severance payments, if any, to which they might otherwise be entitled upon such termination.

3. The potential Total Price per share to common shareholders would therefore be $3.25.

4. In any event, the Base Price would be further reduced at closing based on the amount by which the aggregate costs (including excise tax gross-up costs), if any, of terminating at closing the employment of all the existing senior management exceed $10.7 million.

5. The proposal set forth in the Existing Proposal Letter otherwise remains unchanged and is subject to the same conditions specified in the Existing Proposal Letter.

In view of the fact that our proposal outlined above relates to costs of terminating the employment of senior management, in our view, basic principles of corporate governance would suggest that a member of the Board of Directors may have a conflict of interest if such member is also:

         - a member of the Company's senior management subject to such an employment agreement (Dr. Pacholder, Mrs. Pacholder and Ms. Robin Pacholder); or

         - an officer, director, and/or employee, of an entity owned or controlled by a member of senior management. This specifically includes Pacholder Associates, Inc.; Pacholder High Yield Fund, Inc.; or any affiliate thereof, and refers specifically to the roles of Messrs. Gibson, Morgan and Williamson at such companies.

Therefore, we respectfully request that any of the Company's directors having a conflict of interest as described above should recuse himself or herself from the Board's consideration of our proposal.

We look forward to your early reply.

Very truly yours,



TRAVIS STREET PARTNERS, LLC
Christopher N. O'Sullivan, Manager



                                    * * * * *

           Item 4 of the Schedule 13D is further amended by the addition of a press release, released by the Managers of TSP on February 20, 2001, that read as follows:

TRAVIS STREET PARTNERS, LLC                                    910 TRAVIS STREET
                                                                      SUITE 2150
                                                            HOUSTON, TEXAS 77002
                                                                FAX 713 759 2040
                                                                TEL 713 759 2030
                                                    WWW.TRAVISSTREETPARTNERS.COM

FOR IMMEDIATE RELEASE

TRAVIS STREET PARTNERS AMENDS ICO PROPOSAL, INCREASES GROUP SHAREHOLDING

Houston, February 20, 2001 - Today Travis Street Partners, LLC ("TSP"), a Houston-based investment group which has proposed to acquire ICO, Inc. ("ICO"), amended the terms of its all-cash proposal to purchase the oilfield services and plastic resin processor.

In a letter released today, TSP is proposing to acquire ICO for $2.65 per share, a $0.20 reduction from its prior proposal, as the result of ICO's poor financial performance in its quarter ended December 31, 2000. However, TSP says that it is also prepared to pay an additional premium of $0.60 per share, or $3.25 total per share, if the company's maximum exposure under the golden parachutes of ICO's senior management is reduced to $1 million or less.

"In view of ICO's disappointing financial results for the quarter ended December 31, 2000, the company is worth less than we thought," said Chris O'Sullivan, a TSP manager. "However, if the employment agreements don't cost so much, we can again increase our price to shareholders." O'Sullivan pointed out that the parachutes of six ICO executives, including Dr. Asher "Al" O. Pacholder, his wife, Mrs. Sylvia A. Pacholder, his daughter, Mrs. Robin E. Pacholder and his son-in-law, Mr. David Gerst, provide compensation upon termination (other than for "cause") aggregating approximately $10.7 million, an amount equal to more than 30 times FY2000 earnings.

ICO is further required under existing employment agreements to "gross-up" ICO executives for golden parachute excise taxes imposed on severance payments exceeding statutorily defined amounts.

For the quarter, ICO's EBITDA dropped more than 20% from the prior period. ICO's revenues and operating earnings also dropped. TSP's proposal had provided for a premium to shareholders in the event that ICO's EBITDA for the period had surpassed the prior period.

Separately, TSP disclosed today that its filing group has increased its beneficial ownership of ICO common stock from 5.11% to 7.23%, as reported in a joint Schedule 13D filed today by TSP and affiliates of Kleinheinz Capital Partners, a Fort Worth, Texas-based hedge fund adviser.

Since December, ICO has refused to respond to the financial terms of TSP proposals. At $2.65 per share, and excluding the additional $0.60 per share premium TSP offered today, ICO shareholders would receive a price 69% over the market price of ICO stock prior to TSP's December proposal. TSP has additionally initiated a proxy contest, seeking to elect three of its nominees to ICO's Board of Directors.

Over the last five years, Dr. Asher "Al" O. Pacholder and his wife Sylvia A. Pacholder, ICO's chairman/CFO and president/CEO respectively, have received voting rights to as much as 30% of ICO's common stock issued to third parties in connection with ICO acquisitions. The Pacholders actually own less than 1% of ICO's stock personally plus 2% or less through other entities they control. The Pacholders lead a group which purports to vote as much as 20% of ICO's stock and whose members include a majority of ICO's current directors.

                                    * * * * *

                         CERTAIN ADDITIONAL INFORMATION

The participants in the proposed solicitation of proxies ("Participants") are TSP; the following persons who are, or have funded capital contributions of, members of TSP: Chris N. O'Sullivan, Timothy J. Gollin, Christopher P. Scully,
A. John Knapp, James D. Calaway, Charles T. McCord, III, a joint venture between McCord and Calaway, John V. Whiting, Freeman Capital Management LLC, Robert Whiting, Randall Grace, R. Allen Schubert, Stephen F. Martin and Global Undervalued Securities Master Fund, L.P. ("Global"); and the following affiliates of Global: Global Undervalued Securities Fund, L.P., Global Undervalued Securities Fund, Ltd., Global Undervalued Securities Fund (QP), L.P., Kleinheinz Capital Partners LDC, Kleinheinz Capital Partners, Inc., John
B. Kleinheinz and J. Kenneth Phillips. In aggregate, the Participants beneficially own 1,639,300 shares of ICO's common stock or 7.23% of such shares outstanding (based on ICO's Annual Report on Form 10-K for the fiscal year ended September 30, 2000). TSP has filed a preliminary proxy statement with the Securities and Exchange Commission (SEC) in connection with a proposed solicitation that the Participants may make with respect to shareholder proxies for the 2001 Annual Meeting of Shareholders of ICO. The Preliminary Proxy

Statement contains important information, including additional information about the views and members of TSP as well as the individuals that TSP intends to nominate for election to the ICO Board of Directors. You should read the Preliminary Proxy Statement in its entirety. It can be obtained at no charge on the SEC's web site at (http://www.sec.gov) or by requesting a copy from MacKenzie Partners, Inc., (212) 929-5500 (call collect) or (800) 322-2885 (toll-free).

           Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           Item 5 of the Schedule 13D is amended by amending and restating subsections (a), (b) and (c) of the Original Schedule 13D in their entirety to read as follows:

           (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,639,300 Shares constituting 7.23% of the outstanding Shares (the percentage of Shares owned being based upon 22,686,987 Shares outstanding on December 18, 2000, as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000).

           Each of the TSP Managers possesses shared voting and investment power over, and may be deemed to beneficially own, Shares which TSP beneficially owns. Each of the TSP Managers disclaims beneficial ownership of such Shares for all other purposes.

           Each of Global L.P., Global Ltd., Global QP, KC LDC, KC Inc., Kleinheinz and Phillips possesses shared voting and investment power over, and may be deemed to beneficially own, Shares which Global beneficially owns. Each of Global L.P., Global Ltd., Global QP, KC LDC, KC Inc., Kleinheinz and Phillips disclaims beneficial ownership of such Shares for all other purposes.

           None of the TSP Reporting Persons possesses voting or investment power over any Shares which any Global Reporting Person beneficially owns, and each of the TSP Reporting Persons disclaim beneficial ownership of any such Shares.

           None of the Global Reporting Persons possess voting or investment power over any Shares which any TSP Reporting Person beneficially owns, and each of the Global Reporting Persons disclaims beneficial ownership of any such Shares.

           (b) The responses to Items 7-11 on each of pages 2-11 hereof which relate to voting and disposition of Shares with respect to each Reporting Person are incorporated herein by reference.

           (c) Except as set forth on Exhibit 5, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

           Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Schedule 13D is amended by amending and restating the first paragraph of the Original Schedule 13D in its entirety to read as follows:

           To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that TSP and the Global Reporting Persons are parties to an agreement providing, among other things, for advance consultation between the parties in respect of the acquisition, disposition or voting of Shares, a copy of which agreement is attached hereto as Exhibit 7. The business and affairs of TSP are conducted in accordance with the Regulations of Travis Street Partners, LLC, which provide generally for customary rights of the members thereof in respect of distributions by, or upon the dissolution of, TSP. In addition, as described in
Item 3, a letter agreement exists between Gollin and A. John Knapp with respect to capital contributions made by Gollin to TSP with respect to Gollin's membership interest in TSP.

           Except as indicated above, the information set forth in Item 6 of the
Schedule 13D remains unchanged.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           The following Exhibits are filed herewith:

                  5. Transactions in Shares Effected by Reporting Persons During Past 60 Days

                  6.       Joint Filing Agreement

                  7.       Agreement among TSP and the Global Reporting Persons


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated: February 20, 2001

                                TRAVIS STREET PARTNERS, LLC

                                By: /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan
                                    Manager


                                    /s/ Timothy J. Gollin
                                    -------------------------------------------
                                    Timothy J. Gollin


                                    /s/ Christopher N. O'Sullivan
                                    -------------------------------------------
                                    Christopher N. O'Sullivan


                                GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P., a Cayman Islands exempted limited partnership

                                By: Global Undervalued Securities Fund, Ltd.,
                                    as a General Partner

                                By: /s/ John B. Kleinheinz
                                    -------------------------------------------
                                    John B. Kleinheinz
                                    Director


                                By: /s/ J. Kenneth Phillips
                                    -------------------------------------------
                                    J. Kenneth Phillips
                                    Director


                                GLOBAL UNDERVALUED SECURITIES FUND, L.P., a
                                Cayman Islands exempted limited partnership

                                By: Kleinheinz Capital Partners LDC, as
                                    General Partner

                                By: /s/ John B. Kleinheinz
                                    -------------------------------------------
                                    John B. Kleinheinz
                                    Director

                                GLOBAL UNDERVALUED SECURITIES FUND, LTD., a
                                Cayman Islands exempted company

                                By: /s/ John B. Kleinheinz
                                    -------------------------------------------
                                    John B. Kleinheinz
                                    Director


                                By: /s/ J. Kenneth Phillips
                                    -------------------------------------------
                                    J. Kenneth Phillips
                                    Director


                                GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P., a Cayman Islands exempted limited partnership

                                By: Kleinheinz Capital Partners LDC,
                                    as General Partner

                                By: /s/ John B. Kleinheinz
                                    -------------------------------------------
                                    John B. Kleinheinz
                                    Director


                                KLEINHEINZ CAPITAL PARTNERS LDC, a Cayman
                                Islands exempted limited duration company


                                By: /s/ John B. Kleinheinz
                                    -------------------------------------------
                                    John B. Kleinheinz
                                    Director


                                    /s/ John B. Kleinheinz
                                    -------------------------------------------
                                    John B. Kleinheinz



                                    /s/ J. Kenneth Phillips
                                    -------------------------------------------
                                    J. Kenneth Phillips

                                 EXHIBIT INDEX


EXHIBIT NO.                    DESCRIPTION
-----------                    -----------

    5.                Transactions in Shares Effected by Reporting Persons
                      During Past 60 Days

    6.                Joint Filing Agreement

    7.                Agreement among TSP and the Global Reporting Persons